UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2009

Commission File Number: 0-01989

Seneca Foods Corporation Employees' Savings Plan
(Full title of the Plan)

Seneca Foods Corporation
(Name of issuer of the securities held pursuant to the Plan)

3736 South Main Street, Marion, New York 14505
(Address of principal executive office)

REQUIRED INFORMATION

1. Plan financial statements and schedules examined by an independent accountant prepared in accordance with financial reporting requirements of ERISA.

See accompanying index on page 3.

2. Signature

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

REPORT ON AUDITS OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

FOR THE YEARS ENDED
DECEMBER 31, 2009 AND 2008

Bobbitt, Pittenger & Company, P.A.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

CONTENTS

                           PAGE

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	2

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	3

NOTES TO FINANCIAL STATEMENTS	4

SUPPLEMENTAL SCHEDULE

SCHEDULE OF ASSETS HELD AT END OF YEAR	12

Bobbitt, Pittenger & Company, P.A.
Certified Public Accountants

June 23, 2010

Seneca Foods Corporation
Employees’ Savings Plan
Marion, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statements of net assets available for benefits of Seneca Foods Corporation Employees' Savings Plan (“the Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  Seneca Foods Corporation Employees' Savings Plan’s management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule listed in the foregoing Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/Bobbitt, Pittenger & Company, P.A.
Certified Public Accountants

1605 Main Street, Suite 1010 Sarasota, FL 34236     Telephone: 941-366-4450     FAX #  941-954-7508

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2009	2008

ASSETS

INVESTMENTS:
At fair value:
U.S. Bank Stable Asset Fund	$17,613,014	$13,035,395
First American Equity Index Fund Y	16,390,188	7,428,002
Oakmark Equity and Income Fund	14,067,550
Seneca Foods Corporation Employer Stock Fund	13,846,622	11,379,669
Dodge & Cox Stock Fund	6,034,960	1,881,622
Dreyfus International Stock Index	5,694,945	3,679,586
Keeley Small Cap Value A	4,933,897
PIMCO Real Return Fund	4,849,462	2,843,308
American Growth Fund R4	4,264,376	2,882,648
Dreyfus Mid-Cap Index Fund	2,629,604	1,814,167
Black Rock Small Cap Growth Equity	2,051,456
PIMCO Total Return Instl	1,675,773
First American Mid Cap Growth Opp Y	1,405,928	824,857
RiverSource Mid Cap Value R4	803,927
Thornburg International Value F	247,523
AIM International Growth Fund C	157,392
American Beacon Balanced Fund		11,415,567
Federated Capital Appreciation Fund A		4,394,969
Wells Fargo Advantage Small Cap Val Z		2,812,016
First American Small Cap Select Fund Class Y		550,602
First American Mid Cap Value Fund Y		454,719

Total investments	96,666,617	65,397,127

LOANS RECEIVABLE	545,032	375,050

PARTICIPANT CONTRIBUTIONS RECEIVABLE	87,762

EMPLOYER CONTRIBUTIONS RECEIVABLE	1,724,275	1,594,361

NET ASSETS AVAILABLE FOR BENEFITS	$99,023,686	$67,366,538

See notes to the financial statements.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31,

	2009	2008

ADDITIONS:

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Net appreciation (depreciation) in fair value of investment	$12,506,986	$(21,361,794)
Interest and dividend income	832,788	1,398,268
Contributions:
Participant	6,649,973	6,592,605
Employer	1,725,924	1,598,622
Transfers from other plans	13,229,747

Total additions	34,945,418	(11,772,299)

DEDUCTIONS:
Deductions from net assets attributed to:
Benefits paid to participants	3,249,424	3,689,110
Other expenses	38,846	28,832

Total deductions	3,288,270	3,717,942

NET INCREASE (DECREASE)	31,657,148	(15,490,241)

NET ASSETS AVAILABLE FOR BENEFITS,
BEGINNING OF YEAR	67,366,538	82,856,779

NET ASSETS AVAILABLE FOR BENEFITS,
END OF YEAR	$99,023,686	$67,366,538

See notes to the financial statements.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE A - DESCRIPTION OF PLAN

The following description of Seneca Foods Corporation Employees' Savings Plan ("the Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan intended to qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code. Substantially all employees of Seneca Foods Corporation ("the Company") are eligible to participate after completion of twelve months employment and attainment of age eighteen. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Each year, participants may contribute up to 60 percent of pretax annual compensation, as defined by the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company may contribute additional amounts at the discretion of the Company's Board of Directors. The Company contribution is invested directly in the Seneca Foods Corporation Employer Stock Fund and is allocated to participants based on the participants’ pro rata share of total participating payroll.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after three years of credited service.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance, whichever is less.  The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4% to 9.5%, which are commensurate with local prevailing rates as determined by the Plan.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE A - DESCRIPTION OF PLAN (CONTINUED)

Participant Loans (Continued)

Principal and interest is paid ratably through monthly payroll deductions. The term of the loan should not exceed five years except in the case of a loan used to acquire a dwelling unit that is to be the principal residence of the participant.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a current lump sum if the balance is less than $5,000 or a deferred lump sum if the balance is greater than $5,000. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution, however, if the value exceeds $1,000, no distribution shall be made before the participant’s 65th birthday without written consent.

Forfeited Accounts

At December 31, 2009 and 2008 forfeited non-vested accounts totaled approximately $20,000 and $7,000, respectively.  These accounts will be used to reduce future employer contributions. Also, in 2009, employer contributions were reduced by $6,960 from forfeited nonvested accounts.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note F for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net (depreciation) appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Payment of Benefits

Benefits are recorded when paid.

Operating Expenses

All expenses of maintaining the Plan are paid by the Company.

NOTE C - TAX STATUS

The Plan obtained its latest determination letter on April 30, 1999, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE D - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets at December 31:

	2009	2008

U.S. Bank Stable Asset Fund	$17,613,014	$13,035,395
First American Equity Index Fund Y	16,390,188	7,428,002
Oakmark Equity and Income Fund	14,067,550
Seneca Foods Corporation Employer Stock Fund	13,846,622	11,379,669	*
Dodge & Cox Stock Fund	6,034,960
Dreyfus International Stock Index	5,694,945	3,679,586
American Beacon Balanced Fund		11,415,567
Federated Capital Appreciation Fund A		4,394,969

* Nonparticipant-directed

During 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $12,506,986 and $(21,361,794), respectively. The appreciation (depreciation) in each fund category is as follows:

	2009	2008

Mutual funds	$12,253,833	$(21,855,381)
Collective investment funds	253,153	493,587

	$12,506,986	$(21,361,794)

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE E - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows at December 31:

2009                             2008
Net assets:
Seneca Foods Corporation Employer Stock Fund         $13,846,622     $11,379,669

Changes in net assets:
Contributions                                                                                              $  1,808,136            $  1,692,123
Net appreciation (depreciation) in fair value                                                      1,700,434               (1,033,485)
Withdrawals by participants                                                                               (1,041,617)                 (878,009)
$  2,466,953             $   (219,371)

NOTE F – FAIR VALUE MEASUREMENTS

The Plan’s investments are reported at fair value in the accompanying statement of net assets available for benefits. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

		Quoted Prices
		in Active	Significant
		Markets For	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)

December 31, 2009

Mutual funds	$65,206,981	$65,206,981	$	$
Collective investment funds	17,613,014		17,613,014
Seneca Foods Corporation
Employer Stock Fund	13,846,622		13,846,622
Participant loans	545,032			545,032
	$97,211,649	$65,206,981	$31,459,636	$545,032

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE F – FAIR VALUE MEASUREMENTS (CONTINUED)

		Quoted Prices
		in Active	Significant
		Markets For	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)

December 31, 2008

Mutual funds	$40,982,063	$40,982,063	$	$
Collective investment funds	13,035,395		13,035,395
Seneca Foods Corporation
Employer Stock Fund	11,379,669		11,379,669
Participant loans	375,050			375,050
	$65,772,177	$40,982,063	$24,415,064	$375,050

The fair value measurement accounting literature establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have highest priority, Level 2 inputs consist of observable inputs other than quoted prices for identical assets, and Level 3 inputs have the lowest priority. The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 3 inputs were only used when Level 1 or Level 2 inputs were not available.

Level 1 Fair Value Measurements

The fair value of mutual funds is based on quoted net asset values of the shares held by the Plan at year-end.

Level 2 Fair Value Measurements

The fair value of collective investment funds and the Seneca Foods Corporation Employer Stock Fund for which quoted market prices are not available are valued at the underlying asset value of the funds at year-end.

Level 3 Measurements

The fair value of participant loans approximates the amortized cost of the loans because the loans are secured by each respective participant’s account balance. The following table provides further details of the Level 3 fair value measurements.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE F – FAIR VALUE MEASUREMENTS (CONTINUED)

Fair value measurements using significant unobservable inputs (Level 3)

Participant
loans

December 31, 2009

Balance, beginning of year	$375,050

Purchases, sales, issuances,
and settlements (net)	169,982

Balance, end of year	$545,032

December 31, 2008

Balance, beginning of year	$328,347

Purchases, sales, issuances,
and settlements (net)	46,703

Balance, end of year	$375,050

Gains and losses (realized and unrealized) included in changes in net assets available for benefits for the years ended December 31, 2009 and 2008 are reported in net appreciation in fair value of investments.

NOTE G - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the company may determine.

NOTE H - RECONCILIATION OF FINANCIAL STATEMENTS
   TO SCHEDULE H OF FORM 5500

No reconciliation of net assets available for benefits and changes in net assets available for benefits per the financial statements to the Form 5500 is required.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE I – RISKS AND UNCERTAINTIES

The plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE J – TRANSFERS FROM OTHER PLANS

Effective January 1, 2010, the Seneca Foods, LLC Retirement Savings Plan merged with the Seneca Foods Corporation Employees’ Savings Plan. Net assets totaling $13,229,747 were transferred from the Seneca Foods, LLC Retirement Savings Plan to the Plan effective December 31, 2009.

NOTE K – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of the independent auditors’ report, which is the date the financial statements were available to be issued.

Effective January 1, 2010, the Seneca Foods, LLC Retirement Savings Plan merged with the Seneca Foods Corporation Employees’ Savings Plan. The assets of the Seneca Foods, LLC Retirement Savings Plan totaling $13,229,747 are included in the net assets available for benefits of the Plan as of December 31, 2009 (see Note J).

SUPPLEMENTAL SCHEDULE

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN
SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2009

		Description of investment
	Identity of issue,	including maturity date,
	borrower, lessor	rate of interest, collateral,		Current
	or similar party	par or maturity value	Cost	Value
(a)	(b)	(c)	(d)	(e)

	AIM International	International Growth Fund C		$157,392

	American Funds	Growth Fund of America Class R4		4,264,376

	BlackRock	Small Cap Growth Equity		2,051,456

	Dodge & Cox	Stock Fund		6,034,960

	Dreyfus	Mid Cap Index Fund		2,629,604

		International Stock Index Fund		5,694,945

		Equity Index Fund Y		16,390,188

		Mid Cap Growth Y		1,405,928

	Keeley	Small Cap Value A		4,933,897

	Oakmark	Equity and Income Fund		14,067,550

	Pimco Funds	Real Return Fund		4,849,462

		Total Return Fund		1,675,773

	RiverSource	Mid Cap Value R4		803,927

	U.S. Bank	Stable Asset Fund		17,613,014

*	Seneca Foods
	Corporation	Employer Stock Fund		13,846,622

	Thornburg	International Value F		247,523

	Participant Loans	Interest rates 4% - 9.5%		545,032

* Indicates a party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Seneca Foods Corporation
Employees' Savings Plan
(Name of Plan)

/s/Kraig H. Kayser
-----------------------
Kraig H. Kayser       June 23, 2010
Sponsor of Seneca Foods
Corporation Employees'
Savings Plan